803/17/04

[redacted]

SECURITIES ~~04016373~~ ON
W

SEC MAIL PROCESSING SECTION RECEIVED MAR - 1 2004 WASH, D.C. 103

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53442

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blue Lake Partners,LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

The Pilot House - Lewis Wharf
(No. and Street)

Boston, MA 02110
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Margaret S.C. Johns (617)854-3755
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Quin, Rickard, Lipshires & Grupp,LLP
(Name – *if individual, state last, first, middle name*)

1410 Providence Highway Norwood, MA 02062
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Margaret John, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blue Lake Parners, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

Deborah A Ellis my comm. expires 3/18/05

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLUE LAKE PARTNERS, LLC

FINANCIAL STATEMENTS AND SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2003

QUIN, RICKARD, LIPSHIRES & GRUPP, LLP
Independent Auditor's Report

Board of Directors
Blue Lake Partners, LLC
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Blue Lake Partners, LLC as of December 31, 2003 and the related statement of income and member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blue Lake Partners, LLC as of December 31, 2003, and the results of its operations, and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Quin, Rickard, Lipshires & Grupp, LLP

QUIN, RICKARD, LIPSHIRES & GRUPP, LLP
Certified Public Accountants

February 19, 2004

Certified Public Accountants
1410 Providence Highway
Norwood, MA 02062

BLUE LAKE PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Current assets:	
Cash	$ 119,483
Prepaid expenses	2,550
Total	122,033
Non-current assets:	
Property & equipment:	
Property & equipment	28,313
Accumulated depreciation	(18,630)
Total	9,683
Organization costs (net)	4,800
Total	$ 136,516

LIABILITIES & MEMBER'S EQUITY

Current liabilities:	
Accounts payable and accrued expenses	$ 6,300
Total	6,300
Contingent liability (Note 6)	-
Member's Equity	130,216
Total	$ 136,516

BLUE LAKE PARTNERS, LLC
STATEMENT OF INCOME AND MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues:	
Financial advisory fees	$ 100,000
Success fees	300,000
Total revenues	400,000
Operating expenses:	
Project related services	170,000
Executive salaries	75,000
Rent	26,450
Professional services	12,862
Accounting and auditing	10,100
Communications and data processing	9,500
Employee benefits	9,358
Travel, meals and entertainment	8,708
Telephone	8,564
Depreciation and amortization	7,986
Payroll taxes	4,515
Dues and subscriptions	3,889
Compliance fees	3,248
Supplies	1,555
Sales costs	1,141
Contributions	1,000
Insurance	820
Postage	621
Bank charges	316
Taxes - other	271
Licenses and fees	230
Printing	149
Total operating expenses	356,283
Other income	271
Net income for the year	43,988
Member's equity, beginning	31,228
Contributions	65,000
Distribution	(10,000)
Member's equity, ending	$ 130,216

BLUE LAKE PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income for the year	$43,988
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	7,986
Change in cash flow due to changes in assets and liabilities	
Accounts receivable	1,099
Prepaid expenses	(1,246)
Accounts payable and accrued expenses	1,300
Payroll tax payable	(2,644)
NET CASH PROVIDED BY OPERATING ACTIVITIES	50,483
CASH FLOWS FROM FINANCING ACTIVITIES:	
CONTRIBUTIONS BY MEMBER	65,000
DISTRIBUTION TO MEMBER	(10,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES	55,000
NET INCREASE IN CASH	105,483
CASH AT BEGINNING OF YEAR	14,000
CASH AT END OF YEAR	$119,483

BLUE LAKE PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Blue Lake Partners, LLC is a Delaware Limited Liability Company, taxed as a partnership. The Company commenced operations April 2001 in its Boston headquarters and is a NASD registered broker dealer focused on mergers and acquisitions and private placement. Its clients and the related searches are performed throughout the country involving primarily the technology industry including the Semiconductor, Software, Enterprise Storage Networking and Communication sectors.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The financial statements have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Revenue recognition

Financial advisory fees are contractual in nature and most will provide for a non-refundable financial advisory fee that is recognized in accordance with contract terms. Such fees may reduce eventual success fees. The Company recognizes income from contracts that result in a successful effort, generally a percentage of the brokered transaction, when all conditions of the contract have been met. Certain related search fees are reimbursable under the terms of contracts, and such amounts are netted against travel and search costs. Non-reimbursed search costs are expensed as incurred.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2- PROPERTY & EQUIPMENT

Property and equipment are recorded at cost and depreciated under accelerated methods based on the estimated useful lives of the related assets. Furniture and fixtures are depreciated over a useful life of 7 years; computers, website and telephone equipment over 5 years and software over 3 years.

Property and equipment are comprised as follows:

Website	$13,100
Computers	10,075
Software	2,452
Furniture & Fixtures	2,291
Telephone Equipment	395
	$ 28,313
less accumulated depreciation	18,630
	$ 9,683

3-ORGANIZATION COSTS

The partnership capitalized legal cost of $8,000 associated with formation. Organization costs are amortized on a straight-line basis over a five- year period. The amount charged to income for the current year is $1,600.

4-PARTNERSHIP AND INCOME TAXES

The Company is a Limited Liability Company and has elected under the Internal Revenue Code to be taxed as a partnership. In lieu of corporation income taxes, the partners are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

The deductibility of losses by the individual partners is subject to the at-risk tax rules. The at-risk rules limit the amount of the deduction to the capital contributions adjusted for pass-through items, distributions, loans to the partnership, and the portion of recourse and qualified non-recourse partnership debt allocated to the partner.

5-JOINT MARKETING AGREEMENT

The Company enters into joint marketing agreements calling for a split of effort and fee on specific search contracts. During 2003, the Company received revenue of $400,000 relating to these search contracts. The joint marketers' portion of revenue was $170,000 which is included in Project related services. The purpose of the agreements is to capitalize on strengths of the entities in the Software and Enterprise Storage Networking sectors.

6-CONTINGENT LIABILITY AND MEMBER'S EQUITY

In November 2002 one of the Company's two members passed away. In March 2003 the Company entered into an agreement with the executor of the estate of the deceased member (Estate) whereby the Estate assigned and transferred to the Company its entire membership interest to the Company. As part of consideration for such transfer the Company agreed to split any future fees recognized from a specific contract. As there is no certainty as to either the possible outcome of that contract nor any amount that may occur in the future, no fee or other liability by the Company has been accrued on the Company's books related to this transaction.

The member's equity accounts during the year were:

	Member 1	Member 2	Total
Balance January 1, 2003	$(25,800)	$ 57,028	$ 31,228
Assignment of membership	57,028	(57,028)	--
Capital Contributions	65,000	--	65,000
Distribution	(10,000)	--	(10,000)
Net income for the year	43,988	--	43,988
Member's Equity December 31,2003	$ 130,216	$ --	$ 130,216

7-CONCENTRATIONS OF RISK

The Company, at any given period of time, will have a limited number of contracts that it is working on and any individual contract may be considered significant. For the year ended December 31, 2003, three contracts accounted for 100% of total revenues.

The Company has, at times, cash balances at financial institutions which exceed federally insured limits.

QUIN, RICKARD, LIPSHIRES & GRUPP, LLP
Independent Auditor's Report

Board of Directors
Blue Lake Partners, LLC
Boston, Massachusetts

In planning and performing our audit of the financial statements of Blue Lake Partners, LLC for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities account for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirement for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Certified Public Accountants
1410 Providence Highway
Norwood, MA 02062

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Quin, Rickard, Lipshires & Grupp, LLP

QUIN, RICKARD, LIPSHIRES & GRUPP, LLP
Certified Public Accountants

February 19, 2004

BLUE LAKE PARTNERS, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
UNDER RULE 15c 3-1 OF THE SECURITITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

Aggregate Indebtedness:		
Total Aggregate indebtedness		$ 6,300
Net Capital:		
Total member's equity		130,216
Deductions:		
Prepaid expenses	$ 2,550	
Property and equipment, net	9,683	
Organization costs	4,800	17,033
Net capital		$ 113,183
Capital Requirements		
The larger of 6.67% of aggregate indebtedness (see note below) or	420	
Minimum dollar net capital requirement		5,000
Net capital in excess of requirement		108,183
Net capital as above		$ 113,183
Ratio of aggregate indebtedness to net capital		5.57%

NOTE: The company is subject to the net capital rule of the Securities and Exchange Commission, which provides that aggregate indebtedness may not exceed fifteen times net capital.

Reconciliation of net capital to net capital on unaudited Part IIA FOCUS Report dated December 31, 2003

Net capital (line 10) unaudited FOCUS Report	$ 113,710
Less adjustments for accrued expenses	527
Adjusted net capital	$ 113,183